EXHIBIT SUB-ITEM 77C


The Special Meeting of Shareholders of Stratton Monthly Dividend Shares, Inc. was held on November 29, 1996 for purposes of considering and acting upon the matter set forth in the Proxy Statement and summarized below. A quorum was represented at the Meeting and the voting results are also set forth below:

(1) The Shareholders of Stratton Monthly Dividend Shares, Inc. approved the change in the Fund's policy of investing at least 25% of its assets in securities of public utility companies engaged in the production, transmission or distribution of electric, energy, gas, water or telephone service so that the policy includes securities of Real Estate Investment trusts in addition to securities of companies on the foregoing industries. The voting results were: 2,441,982 shares voted "FOR"; 74,418 shares voted "AGAINST"; and 46,680 shares "ABSTAINED."